

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 12, 2016

Via E-mail
Mr. Jeffrey M. Stutz
Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

     Re: Herman Miller, Inc.
               Form 10-K
               Filed July 28, 2015
               File No. 1-15141

Dear Mr. Stutz:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended May 30, 2015

Management's Discussion and Analysis, page 17

Cash Flow – Operating Activities, page 33

1. We note inventories increased 65% during fiscal 2015, compared to a sales increase of only 14%. While we also note that inventory adjustments were made during the year related to the acquisition of DWR, it appears that your discussion herein does not provide a clear understanding of the movements within inventories. We further note your statement on page 17 regarding a high rate of inventory turns but note that your turns have actually slowed the last four fiscal years. Please revise disclosure to discuss the year over year changes in your inventory balance that have impacted cash flows from operations and inventory turns as well as the inconsistencies in disclosure noted above.

Critical Accounting Policies and Estimates, page 36

Goodwill and Indefinite-lived Intangibles, page 37

2. We note the $10.8 million impairment recorded in fiscal 2015 related to the POSH trade name, as well as the $21.4 million impairment recorded in fiscal 2014 related to the Nemschoff and POSH trade names. Please tell us how much of the $21.4 million impairment was attributed to the POSH trade name and the balance of the POSH trade name asset as of May 30, 2015. Given the consecutive significant impairments to POSH, if the balance is not zero, please explain to us and disclose the factors you are monitoring that would adversely impact your assumptions and could warrant future additional impairment.

3. We note that despite the impairments to the POSH trade name in fiscals 2015 and 2014, there were no impairments to goodwill related to POSH in either of those periods. We note your statement that forecasts of revenue and profitability no longer supported the value of the trade name intangible asset. Tell us if these forecasts have had any impact or will have any impact on your goodwill impairment analysis associated with POSH. Please further clarify whether your operating segments are your reporting units.

10. Income Taxes, page 68

4. We note from the effective tax rate reconciliation on page 69 the net tax benefit of $3.9 million on undistributed foreign earnings, presumably from your Luxembourg subsidiary as mentioned on page 35. Please explain how a change to the assertion that the earnings from your Luxembourg subsidiary are permanently reinvested could result in such a benefit or deferred tax asset, rather than an expense or deferred tax liability. Please also address how your statement on page 70 that taxes on undistributed foreign earnings is not required since such earnings are deemed to be permanently reinvested continues to be appropriate.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 26
Incentive Cash Bonus for Fiscal 2015, page 31

5. In future filings, please clearly describe how you compute Herman Miller's performance factor. For example, it is unclear how Herman Miller achieved a 0.6488 performance factor for fiscal year 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction